SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

- Press Release dated May 26, 2005;

- Press Release dated May 26, 2005;

- Analyst Presentation dated May 26, 2005 – Enel sells Wind to Weather.

Press Release

ENEL SELLS WIND TO WEATHER
Wind valued at €12.138 billion.
Enel will remain a partner of Sawiris with a stake of 26%
in the holding company that will manage Wind’s and Orascom’s operations

▪	62.75% of Wind will be sold to Weather by this summer, with the remainder being transferred in the first half of 2006.

▪	Enel will receive a total cash consideration of €3 billion with immediate deconsolidation of more than €7 billion of Wind’s debt.

▪	Enel will obtain a stake (26%) for an investment of approximately €2 billion in Weather, the company that will control 100% of Wind and 50% plus one share of Orascom.

▪	Enel and Sawiris agree on the goal of taking Weather public

▪	With the transaction, Enel completes the project launched three years ago to focus on its core business in electricity and gas.

Rome, May 26, 2005 — Enel S.p.A. (Enel) and Weather Investments S.A.R.L.(Weather), a company controlled by businessman Naguib Sawiris, have signed the agreement to sell Wind Telecomunicazioni S.p.A. (Wind) to Weather. The total value of the transaction is €12.138 billion.

The agreement provides for a transfer of 62.75% of Wind to Weather. At the same time Sawiris will contribute a stake of 50% plus one share in Orascom Telecom Holding (OTH), the telecommunications company listed in London and Cairo, to Weather.

Enel and Weather have also signed a put and call agreement according to which, in the timeframe between January 15, 2006 and June 30, 2006, Enel can transfer and Weather can acquire from Enel the remaining stake of Enel in Wind.

Once the transaction is completed, Enel will receive €3,009 million cash and a stake of 26% in Weather (which will control 100% of Wind and 50% plus one share of Orascom), which is valued at €1,960 million. Upon transfer of its 62.75% of Wind to Weather, Enel will be able to deconsolidate approximately €7 billion in Wind’s debt.

Paolo Scaroni, CEO of Enel commented: “With the sale of Wind we have completed the disposal of all businesses unrelated to our core activities in electricity and gas, in accordance with the strategy announced three years ago. The exit of the telecommunications business from the Group’s activities will enable Enel to focus its growth on energy in Italy and abroad.”

The Wind consolidated financial statements for 2004 approved by the Shareholders’ Meeting on March 24, 2005 show revenues of €4,714 million, up 7.6% on the €4,383 million posted in 2003, EBITDA of €1,554 million, an increase of 53.8% with respect to the €1,010 million in 2003, and EBIT of €41 million compared with the negative result of €384 million recorded a year earlier.

The agreement will also lay the foundation for closer cooperation between Wind and Orascom, aiming at a substantial increase in revenues and margins. More specifically, the two companies will aim at expanding their market share in telecoms traffic to and from Europe, the Mediterranean basin and all other countries where Orascom has and will have a key role. Moreover, coordination between the two companies will create a critical mass capable of producing considerable savings, especially in purchasing (e.g. handsets) and capital expenditure.

The transaction will take place on the following financial basis.

At first closing, expected by the 2005 summer on the condition that the transaction receives approval from regulatory authorities, Enel will sell to Weather 62.75% of Wind for € 2,986 million. Enel will use part of the proceeds, equal to €305 million, to acquire a 5.3% interest in Weather.

In the first half of 2006, Enel could transfer its remaining stake in Wind (37.25%) for a consideration of €328 million in cash and newly issued Weather shares that will bring its total equity holding in Weather to 26%.

Enel and Sawiris have signed shareholders’ agreements that will govern Weather operations. As part of the arrangements, the parties have agreed on the goal of pursuing a listing for Weather as soon as possible, depending on market conditions, and have undertaken reciprocal lock-up until the company goes public.

A conference call will be held at 18:30 Italian time for financial analysts and institutional investors. Journalists are invited to listen in on the call.

Press Release

ENEL: SHAREHOLDERS’ MEETING APPROVES 2004 FINANCIAL STATEMENTS AND APPOINTS NEW BOARD OF DIRECTORS

•	Financial statements as of December 31, 2004 approved; dividend of €0.69 per share for full-year 2004 (€0.33 already paid as interim dividend in November 2004; the balance of €0.36 to be paid in June 2005);

•	Amendment of bylaws to ensure broader representation of minority shareholders on the Board of Directors approved;

•	New Board of Directors appointed for 2005-2007;

•	Vacancy on the Board of Statutory Auditors filled and its new Chairman appointed;

•	Appointment of KPMG to audit the accounts for 2005-2007;

•	Board of Directors authorised to increase capital for the stock option plan for 2005.

Rome, May 26, 2005 – The Ordinary and Extraordinary Shareholders’ Meeting of Enel S.p.A. was held today in Rome under the chairmanship of Piero Gnudi.

The Ordinary Meeting approved the financial statements of Enel S.p.A. as of December 31, 2004 and presented the consolidated financial statements. Acting on a proposal of the Board of Directors, the Meeting then approved a dividend for 2004 of €0.69 per share, with the distribution of the balance of €0.36 cents following the payment of an interim dividend of €0.33 in November 2004.

The balance of the dividend will be paid as from June 23, 2005, with the ex dividend date set at June 20 (coupon no. 5).

The Shareholders’ Meeting also appointed a new Board of Directors, which will be composed of Piero Gnudi (reappointed Chairman), Giulio Ballio, Fulvio Conti, Augusto Fantozzi, Alessandro Luciano, Fernando Napolitano, Francesco Taranto, Gianfranco Tosi and Francesco Valsecchi. A summary of the professional profiles of new directors can be found on Enel’s corporate website.

The Board of Directors, whose term will end with the approval of the financial statements for the 2007 financial year, was appointed under a new system – the amended bylaws were approved earlier by the Shareholders’ Meeting – which reserves 7/10 of directorships to the majority list, compared with 4/5 under the previous system. The purpose of the change is to ensure more balanced representation of all shareholders on the Board.

The Shareholders’ Meeting then appointed a new Chairman of the Board of Statutory Auditors following the resignation of its current Chairman Angelo Provasoli, due to the intense workload associated with his recent appointment as Rector of Bocconi University. The new Chairman of the Board of Statutory Auditors is Eugenio Pinto.

Acting on a proposal of the Board of Directors, the Meeting also renewed the appointment of KPMG S.p.A. to audit the accounts for 2005-2007.

Finally, the Extraordinary Shareholders’ Meeting granted the Board of Directors a five-year authorisation to increase share capital by up to €28,757,000 for the 2005 stock option plan for executives of the Enel Group, which was approved by the Board at its meeting of March 30, 2005.

***

During the Meeting, the Chairman also provided the information required under Consob Communication no. 5015175 of March 10, 2005 regarding the state of progress in implementing the accounting systems and procedures for the application of IAS/IFRS, reporting what the Company had already announced on May 12 last in approving the quarterly report at March 31, 2005.

Enel sells Wind to Weather

Transaction Timetable March 2005 14 April 2005 Enel receives two unsolicited expressions of interest from Weather Consortium and Blackstone consortium for majority stake in Wind Signing of exclusivity agreement between Enel and Weather Signing of sale and purchase agreement between Enel and Weather Expected first closing for the disposal of 62.75% stake in Wind to Weather 26 May 2005 By Summer 2005 Agreement to sell remaining stake in Wind in exchange of a shareholding in Weather Full Deconsolidation of Wind at first closing

First Closing: Disposal of 62.75% of Wind Weather S.A.R.L. OTH Weather S.R.L. WIND 94.8% ENEL S.P.A. 100% ENEL B.V. 128;2,986 MM cash for 62.75 % of WIND 50.0% (plus one share) 5.2% Wind Enterprise Value at 12.138 128; bn Condition precedent to Closing: Antitrust and AGCOM Rifinancing of existing Wind facilities 37.67%

Second Closing: Sale of Residual Stake Enel stake in Weather at 26.1% post second closing Weather S.A.R.L. OTH Weather S.R.L. WIND 26.1%(1) ENEL S.P.A. 100% ENEL B.V. 128;328 MM cash as payment of part of stake in WIND 50.0% (plus one share) 73.9% 100% 128;1,655 MM Equity by contribution of part of stake in WIND

WIND TIM VOD EU Average 8.9 7.2 6.2 6.8 2004 EBITDA Multiple Broker Valuation EV Valuation consideration Euro '000 (1) Excluding turnover contribution (7.8x including turnover contribution) (1) WIND transaction value 12,138

Proceeds and Exposure for Enel post closing (1) (1) Implied equity value of 100% of Wind Amounts in 128; MM Total Cash to Enel Group (A) 3,009 Cash to Enel B.V. 2,986 Cash to Enel S.p.A. 328 Cash Investement of Enel S.p.A. In Weather (305) Total Equity Exposure to NewCo of Enel (B) 1,960 Equity Contribution of Enel S.p.A 31% Stake in Wind to Weather. 1,655 Cash Equity of Enel S.p.A. In Weather 305 Total Enel Group Proceeds and Exposure (A+B) 4,969 Wind Net Debt Pre Closing (based on Weather Offer) 7,569 Enel Recapitalization of Wind (128;168 MM Shareholder Loan + 128;210 MM Intercompany receivables) (400) Wind Net Debt Post Recapitalization (C) 7,169 Wind Enterprise Value (A+B+C) 12,138

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE DURING THE CONFERENCE CALL ON ENEL'S SALE OF WIND TO WEATHER. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: May 26, 2005